FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2010

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

November 24, 2010

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX assays 7.62 meters of 0.588 g/t gold,  including 1.359 g/t gold over 1.52 m, in drill core at Diamond Peak gold/silver/zinc property in Nevada; MAX samples 53.5 g/t silver in outcrop.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has split and assayed drill core from two holes recently drilled at its wholly-owned Diamond Peak gold/silver/zinc project in Nevada.   One of these holes, DP-02, contained an intercept of 0.588 g/t gold over 7.62 meters (25 feet) beginning at 155 feet, inclusive of a higher grade zone of 1.359 g/t gold over 1.52 meters (5 feet).  Hole DP-02 was a vertical hole drilled at the same location as a 60 degree angle hole drilled by MK Gold in 1999 that reported 2.08 g/t Au over 5 feet.  This zone has been targeted for follow-up drilling as soon as the drill rig becomes available in early December.

In addition, an outcrop sample recently taken from the silver zone in the southern portion of the property has returned an assay grade of 53.5 g/t silver.  This silver zone was identified during extensive soil sampling conducted in September 2010, with assay results as high as 4.3 g/t and 1.9 g/t silver in soils confirming the high silver zone and its continuation to the east.

Additional soil sampling recently undertaken at Diamond Peak has also identified a further zinc zone on the west side of the northern part of the property that had not been previously drilled or sampled.  This zone contains a sample grading 648 ppm Zinc.  Zinc geochemistry along the northeastern side of the property remains open and contains values greater than 200 ppm Zn along 600 feet of strike length.  This zone will be filled in with more geochemistry to the south and east to close off the mineralized system.  All of these areas will be explored during the upcoming drill program.

The Diamond Peak Property is located at the southern end of the prolific Carlin Trend of Nevada, which contains numerous gold deposits.  The property comprises 58 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.   Strong surface mineralization occurs in a 2 mile long band of silicified and intensely clay altered rocks, 200 to 300 feet wide, on the hanging wall side of a major north striking normal fault called the “West Fault”.  Drilling conducted by MK Gold in 1999 intercepted 5 feet of 1.93 g/t Au in hole DV 99-5, 5 feet of 2.08 g/t Au in hole DV 99-4 and 11.6 % of Zinc over 5 feet within 60 feet of surface along the West Fault in the Chainman formation (hole DV 99-15).

Analysis was performed by Inspectorate America Corp, an ISO certified facility in Sparks, Nevada, using fire assay and multi-element (ICP-ES) techniques.  MAX has put in place a rigorous QA/QC program consistent with National Instrument 43-101 and best industry practice.  The QA/QC program consists of a careful chain of custody of samples from the field to the laboratories, inclusion of standard and blank samples which were submitted to the laboratory with each batch of samples, and a check assay program on a proportion of sample pulps with a second laboratory in progress.  Results from the QA/QC program have to date been satisfactory.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three Nevada gold properties, Table Top, East Manhattan Wash and Diamond Peak, being actively explored this winter.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  December 1, 2010

By:      /s/ Stuart Rogers

Stuart Rogers

Director